UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
1-9410

CUSIP NUMBER
205477102

(Check One):	[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

        For Period Ended:  December 31, 2000

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:_______________________________________________________

Part I--Registrant Information

        Full Name of Registrant:  Computer Task Group, Incorporated 401(k) Retirement Plan

        Former Name if Applicable:__________________________________________

        800 Delaware Avenue
        Address of Principal Executive Office (Street and Number)

        Buffalo, New York 14209
        City, State and Zip Code

Part II--Rules 12b-25(b) and (c)

If the subject report could be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X](a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b)

The subject annual report, semi-annual report, transition report on Form 10-K, transition Report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This is the first filing for an existing plan. The filing is based on a recent change in the structure of the Plan that required the filing of a Form S-8 registration statement that registered interests in the Plan and, therefor, the filing of a Form 11-K by the Plan. Due to the unfamiliarity of the Plan with the Form 11-K filing requirement and its applicability to the Plan, the Plan was unable to coordinate the audit of the necessary financial statements so that the Form 11-K could be prepared in time.

Part IV--Other Information

        (a)  Name and telephone number of person to contact in regard to this notification:

Rosemarie Weinstein	716	882-8000
(Name)	(Area Code)	(Telephone Number)

        (b)   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes       [ ] No

        (c)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes       [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The issuer will be preparing and filing a report for the first time.

____________________________________________________

Computer Task Group, Incorporated 401(K) Retirement Plan
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 2, 2001	By: /S/ ROSEMARIE WEINSTEIN Name: Rosemarie Weinstein Title: Member, Retirement Plan Committee

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).